SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

VIVUS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

399 Park Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 2 of 13 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,990,709 shares of Common Stock
	8	SHARED VOTING POWER 3,998,895 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,990,709 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,998,895 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,989,604 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Herman Rosenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Jon C. Biro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON David York Norton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,500 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,500 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Rolf Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 900 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 900 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 10 of 13 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 18, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on April 12, 2013 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 17, 2013 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 26, 2013 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D, filed with the SEC on May 23, 2013 ("Amendment No. 5" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Common Stock"), of VIVUS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4, 5 and 7 as set forth below.

As a result of the nomination by an affiliate of the Reporting Persons of Alexander J. Denner, Ph.D. ("Dr. Denner" and together with his affiliated funds and their investment manager, the "Denner Parties"), the Reporting Persons and the Denner Parties may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The security interests reported in this Schedule 13D do not include security interests owned by the Denner Parties. This Schedule 13D only reports information on the Reporting Persons and does not report any acquisition or disposition of Common Stock by the Denner Parties.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 21, 2013, Dr. Sam Colin, on behalf of FMC, sent a letter to the Board regarding the potential for a commercial partnership for the marketing of Qsymia. The letter reiterated FMC's belief that a marketing partnership with a large pharmaceutical company is necessary for the successful launch of Qsymia, but advised the Board not to enter into such a partnership prior to the Annual Meeting. The letter expressed FMC's belief that any partnership entered into on rushed terms could result in a suboptimal marketing partner and less favorable terms for the Issuer. A copy of the letter is attached as Exhibit 13 to the Schedule 13D and is incorporated by reference herein.

The Nominees believe that the current management of the Issuer lacks critical expertise and experience to successfully commercialize Qsymia and, if elected, have determined to seek to replace the Issuer's Chief Executive Officer. The Nominees have engaged in discussions with several highly-qualified senior executive candidates who are interested in the Chief Executive Officer position with the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,999,104 shares of Common Stock, constituting approximately 9.9% of the Issuer's currently outstanding Common Stock. Share ownership is reported as of the close of business on June 25, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,723,284 shares of Common Stock outstanding as of May 20, 2013, as reported in the Issuer's Amended Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on June 12, 2013.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 11 of 13 Pages

FMC may be deemed to beneficially own an aggregate of 9,989,604 shares of Common Stock, or approximately 9.9% of the outstanding Common Stock, which shares include (i) 3,578,675 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 3,704,129 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the "Investment Accounts"), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the "Brokerage Accounts"), and (z) accounts held and managed by partners and employees of FMC, including 500,000 shares of Common Stock held in Dr. Colin's personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin's family members (the "Employee Accounts" and together with the Investment Accounts and Brokerage Accounts, the "Accounts").

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

Mr. Rosenman may be deemed to beneficially own an aggregate of 5,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock. Such shares of Common Stock are held in an Individual Retirement Account for the benefit of Mr. Rosenman.

Mr. Biro may be deemed to directly beneficially own an aggregate of 2,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Mr. Norton may be deemed to directly beneficially own an aggregate of 1,500 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Dr. Bass may be deemed to directly beneficially own an aggregate of 100 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Mr. Keating may be deemed to directly beneficially own an aggregate of 900 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

For purposes of the Schedule 13D, the term "First Manhattan" refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

As a result of the nomination by First Health of Dr. Denner, the Reporting Persons and the Denner Parties may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Collectively, the Reporting Persons and the Denner Parties may be deemed to beneficially own 12,006,203 shares of Common Stock, representing approximately 11.9% of the outstanding shares of Common Stock. The Reporting Persons each disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Denner Parties.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 12 of 13 Pages

First Manhattan disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Rosenman, Mr. Biro, Mr. Norton, Dr. Bass or Mr. Keating. Each of Mr. Rosenman, Mr. Biro, Mr. Norton, Dr. Bass and Mr. Keating disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the Reporting Persons other than shares of Common Stock owned by each of them.

(c) None of the Reporting Persons have effected any transactions with respect to the shares of Common Stock since the filing of Amendment No. 5.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
13	Letter to the Board of Directors of VIVUS, Inc., dated June 21, 2013.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

By: /s/ Herman Rosenman
Herman Rosenman

By: /s/ Jon C. Biro
Jon C. Biro

By: /s/ David York Norton
David York Norton

By: /s/ Rolf Bass
Rolf Bass

By: /s/ Melvin L. Keating
Melvin L. Keating